EXHIBIT 99.1

CMTA and Addex Therapeutics Enter Collaboration to Advance GABA B PAM as Potential Treatment for CMT1A

Ad Hoc Announcement Pursuant to Art. 53 LR

Glenolden, PA and Geneva, Switzerland, September 22, 2021 (GLOBE NEWSWIRE) - The Charcot–Marie–Tooth Association (CMTA), the largest philanthropic funder of CMT research worldwide, and Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today announced a collaboration to investigate a potential therapy for CMT type 1A (CMT1A), the most common subtype of the disease, which affects approximately 1.5 million people.

The primary goal of the collaboration is to evaluate the benefit of Addex’s proprietary positive allosteric modulator’s (PAM’s) targeting the gamma-aminobutyric acid subtype B (GABAB) receptor in rodent models of CMT1A. The GABAB receptor has previously been shown to be instrumental in controlling the overexpression of Peripheral Myelin Protein-22 (PMP22) in a rat model of CMT1A. Elevated PMP22 is closely associated with the disabling peripheral neuropathy that accompanies CMT1A.

The CMTA’s Strategy to Accelerate Research (STAR) connects leading CMT clinicians and researchers with pharmaceutical partners committed to developing treatments and a cure for CMT. Strategic alliances with pharmaceutical partners like Addex Therapeutics support drug development efforts to deliver therapies to CMT patients.

“We are excited to establish this partnership with Addex Therapeutics as they work to advance their PAM’s to treat CMT1A,” said CMTA’s CEO Amy Gray. “Strategic research partnerships with companies like Addex is a central part of our strategy to accelerate the development of treatments for the CMT community. Since launching STAR 12 years ago, the CMTA has been able to establish research partnerships with almost 40 pharmaceutical and biotech companies, and leading research labs around the world. We share Addex’s enthusiasm and passion for developing life-changing treatments for patients.”

The research alliance with Addex will include joint study planning aimed at the chronic dosing of select GABAB PAM’s in rodent models of CMT1A, followed by detailed assessments aimed at measuring the improvement of key outcomes. These outcome measures include biomarkers, motor function, electrophysiology and peripheral nerve histology. This is made possible through the CMTA’s preclinical testing alliance: www.cmtausa.org/our-research/for-researchers/cmta-preclinical-testing-network/

“By combining the expertise of both the Charcot-Marie Tooth Association with our proven track record in the discovery and development of allosteric modulators, we aim to further understand how targeting GABAB with a positive allosteric modulator could benefit patients with CMT1A,” said Tim Dyer, CEO of Addex Therapeutics. “As we move towards IND enabling studies, we look forward to working with the CMTA to build scientific evidence supporting our approach to tackle this tremendous unmet need.”

About CMTA

The CMTA is the largest philanthropic funder of CMT research worldwide. The CMTA’s Strategy to Accelerate Research (STAR) brings the best CMT researchers, clinicians and experts in therapy development together with pharmaceutical and biotechnology companies and patients to expedite the development of treatments for CMT. The CMTA is also actively working to help improve the quality of life for all families living with CMT by offering educational programs and materials, hosting patient and professional conferences, providing support to families through its nationwide branch system through North America and more. More information can be found at www.cmtausa.org.

About Addex Therapeutics:

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is in a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID). Addex is also investigating dipraglurant's therapeutic use in blepharospasm (a type of dystonia), for which a clinical trial is expected to be initiated in Q3 2021. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates with a focus in addiction. Preclinical programs ongoing with Addex include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com	James Carbonara Hayden IR (646)-755-7412 james@haydenir.com

Addex Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including in respect of the anticipated initiation of clinical trials. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2021, as well as market conditions and regulatory review.

Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.